Exhibit 8.1

Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickStockton.com

March 9, 2007

Gwinnett Commercial Group, Inc.
2230 Riverside Parkway
Lawrenceville, Georgia 30043

Ladies and Gentlemen:

We have been requested to render our opinion expressed below in connection with the proposed merger (the “Merger”) of Gwinnett Commercial Group, Inc. (“Gwinnett”), a Georgia corporation, with and into United Community Banks, Inc. (“United”), a Georgia corporation, with United being the surviving entity, pursuant to the terms and conditions of that certain Agreement and Plan of Reorganization dated February 5, 2007, (the “Agreement”), by and between Gwinnett and United. You have also requested that we render an opinion of the tax consequences of the simultaneous proposed merger (the “Subsidiary Merger”) of First Bank of the South, a Georgia bank and wholly-owned subsidiary of Gwinnett, into United Community Bank, a Georgia bank and a wholly-owned subsidiary of United, with United Community Bank as the surviving entity as set forth in the Agreement. Unless otherwise indicated, terms used herein shall have the same meaning as defined in the Agreement.

In rendering our opinion, we have examined the Agreement, the Merger Agreement, applicable law, regulations, rulings and decisions.

Our opinions set forth below are subject to the following assumptions, qualifications, and exceptions:

A.    During the course of all of the foregoing examinations, we have assumed (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to us as originals, (iii) the legal capacity of all individuals, (iv) the conformity to original documents of all documents submitted to us as certified, conformed, or photo static copies, and (v) the authority of each person or persons who executed any document on behalf of another person.

B.    As to various factual matters that are material to our opinions set forth herein, we have relied upon the factual representations and warranties set forth in the Agreement and related documents. We have not independently verified, nor do we assume any responsibility for, the factual accuracy or completeness of any such representations, warranties, statements, or certificates.

Gwinnett Commercial Group, Inc. March 9, 2007 Page 3

Based on and in reliance on the foregoing and the further qualifications set forth below, and provided that the Merger is consummated in accordance with the Agreement, it is our opinion that:

1.
The Merger and the issuance of shares of United common stock in connection therewith, as described in the Agreement, will constitute a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”).

2.	No gain or loss will be recognized by Gwinnett as a result of the Merger.

3.	No gain or loss will be recognized by holders of Gwinnett common stock upon the exchange of Gwinnett common stock solely for United common stock as a result of the Merger.

4.
If pursuant to the Merger a Gwinnett shareholder exchanges all of his or her shares of Gwinnett common stock for a combination of United stock and cash, the Gwinnett shareholder will generally recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized (i.e., the excess of the sum of the amount of cash, but not cash received in lieu of a fractional share, and the fair market value of the United common stock received pursuant to the Merger over such shareholder’s adjusted tax basis in its shares of Gwinnett common stock surrendered) and (ii) the amount of cash (but not cash in lieu of a fractional share) received pursuant to the Merger. Any recognized gain will generally be long-term capital gain if the Gwinnett shareholder’s holding period with respect to the Gwinnett common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the holder’s ratable share of Gwinnett’s accumulated earnings and profits as calculated for federal income tax purposes.

5.
Gain or loss will be recognized pursuant to Section 302 of the Internal Revenue Code of 1986, as amended, by Gwinnett common stockholders upon their receipt of solely cash for their shares of Gwinnett common stock, including cash received (i) as a result of a cash election; (ii) in lieu of fractional shares of United common stock, and (iii) upon their exercise of dissenters’ rights.

6.
The aggregate tax basis of United common stock received by shareholders of Gwinnett pursuant to the Merger will be the same as the tax basis of the shares of Gwinnett common stock exchanged therefor, (i) decreased by any portion of such tax basis allocated to fractional shares of United common stock that are treated as redeemed by United, (ii) decreased by the amount of cash received by a shareholder in the Merger (other than cash received with respect to fractional shares), and (iii) increased by the amount of gain recognized by a shareholder in the Merger (other than gain recognized with respect to fractional shares).

Gwinnett Commercial Group, Inc. March 9, 2007 Page 3

7.
The holding period of the shares of United common stock received by the shareholders of Gwinnett will include the holding period of the shares of Gwinnett common stock exchanged therefor, provided that the common stock of Gwinnett is held as a capital asset on the date of the consummation of the Merger.

8.	As a result of the Subsidiary Merger, no gain or loss shall be recognized to any of First Bank of the South, United Community Bank, Gwinnett, United or holders of Gwinnett common stock.

In the event that a Gwinnett shareholder has shares of Gwinnett common stock acquired at different times or with differing tax basis, the above determinations will need to be made separately with respect to each such share (or block of shares) exchanged by such shareholder in the Merger.

In general, cash received by holders of Gwinnett common stock exercising their dissenters’ rights will be treated as amounts received from the sale of their shares of Gwinnett common stock, and (provided that such Gwinnett common stock is a capital asset in the hands of such shareholders) each such shareholder will recognize capital gain or loss (short or long term, as appropriate) measured by the difference between the sale price of such Gwinnett common stock and such shareholder’s tax basis in such Gwinnett common stock.

We express no opinion as to the following: (a) the tax consequences that might be relevant to a particular holder of Gwinnett common stock who is subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations, non-United States persons, persons who do not hold their Gwinnett common stock as “capital assets” within the meaning of section 1221 of the Code, and persons who acquired their Gwinnett common stock pursuant to the exercise of options or otherwise as compensation, or (b) other than the validity of the Merger for state law purposes and its qualification as a tax free reorganization under Section 368(a)(1)(A) of the Code, any consequences arising under the laws of any state, locality, or foreign jurisdiction, or (c) the tax consequences that might be relevant to a holder of Gwinnett stock options or stock appreciation rights receiving cash in exchange for such options or rights.

Gwinnett Commercial Group, Inc. March 9, 2007 Page 4

This letter is solely for the information and use of you and the shareholders of Gwinnett and it is not to be used, circulated, quoted, or referred to for any other purpose or relied upon by any other person for whatever reason without our prior written consent.

Sincerely,

KILPATRICK STOCKTON LLP

By:/s/ Scott M. Dayan
Scott M. Dayan, a Partner